

July 22, 2015

Via E-mail
Mr. David M. Garfinkle
Chief Financial Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

> **Re:** **Corrections Corporation of America**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response dated July 10, 2015**
> **File No. 1-16109**

Dear Mr. Garfinkle:

We have reviewed your July 10, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Funded Insurance Reserves, page 53

1. We note your response to prior comment 1. Please tell us the consideration you gave to disclosing the amount of claims provisions and payments. Additionally, confirm to us that you did not adjust your claims provision for re-estimates due to prior year loss development.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief